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                                                                     Exhibit P-1


                 PowerGen's Review Process for New Investments


1. PowerGen has an Investment Decision Procedure, approved by the Executive. The purpose of the Investment Decision Procedure is to:

     . Provide a framework for managing investment decisions within the Company's scheme of organisation and delegated authorities.
     . Set out the minimum requirements for the investment process which allow decisions to be taken in a consistent, informed and controlled environment.

2. The annual business planning process, culminating in approval by the Board for a one year detailed Budget and 5 year plan, provides a mechanism for setting business unit and corporate strategy and investment plans. The Executive reviews investment plans, and only those investments fitting with the Group's strategic direction will be included within the approved plan.

3. Following approval of the Business Plan, there are six stages to the investment decision process. The six stages are:

     Concept Paper

     The Concept Paper acts as an early warning to the Sanctioning Authority for new potential investments before significant resources have been applied to develop the concept to an Investment Proposal. A Concept Paper will be required when the agreed Business Plan has not fully explained the opportunity. If an opportunity is fully compliant with the Business Plan then a Concept Paper may not be required. Sanction of a Concept Paper does not imply that the investment itself may be completed.

     Development Proposal

     A Development Proposal requests authority for funds to develop a concept to Investment Proposal stage. Development Proposals should be combined with the Concept Paper where practical.
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     Investment Proposal

     The Investment Proposal describes the specific investment opportunity and seeks a final and specific decision on whether and how to proceed with the investment.

     Record of the Investment

     A full record of the investment made should be kept for future reference. The Investment Review will need the information to compare the investment's actual performance with that expected. If the Investment Proposal contains the information needed for the Investment Review a separate Record of the Investment may not be required.

     Controlling and Monitoring

     The Proposer of the investment is responsible for ensuring that the investment is monitored and controlled, in accordance with the Investment Proposal.

     Investment Review
     The Investment Review is the final stage of the decision process and is the responsibility of the Proposer of the original Investment Proposal.

4. The Investment Proposal is the prime document for gaining approval for specific investments. The minimum contents of an Investment Proposal are as follows:

     First page covering:
     . Brief summary of the proposal
     . Amount to be sanctioned
     . Risk margin/contingency included in sanctioned sum
     . Impact on Group Profit Before Tax and earnings per share over 10 years . Amount included in Budget/Plan
     . IRR (equity return, real in the UK, post tax)
     . NPV (at the discount rate agreed with the Finance Director on real, UK cash flows)
     . Estimated timescales
     . Project life after completion
     . Key financing and currency assumptions

     The rest of the Investment Proposal should include:
     . Sign-off sheet with clear statement of the authority being sought and any parameters or limitations for bids
     . Description of proposal
     . Strategic and financial justification
     . A financial analysis of the opportunity on an annual basis over 10 years which shows the impact on:
       - operating profit (including Income from Associates).
       _ Group Profit Before Tax after interest on the proposed expenditure, inclusive of risk margin
       _ group cash flows distinguishing between capital expenditure, special revenue and other cash flows.
       If the projections are based on any special accounting treatment this should be clearly stated. All figures are required in outturn prices. Project costs must include any internal costs.
     . Further actions/investments/strategies required to maximise the benefits from this opportunity
     . Alternative options - is this the only way we can solve the problem or exploit the opportunity?
     . Risk assessment (based on realistic alternative values with a consistent approach to risk, not standard percentage variations in a factor).
     . Sensitivities, including under what circumstances the project would fail to deliver shareholder value
     . Material assumptions (including currency and hedging) and the financial impact of any change from Plan assumptions
     . Success criteria and post completion measures
     . Reference to other supporting documents (e.g. Concept Paper and
       Functional Reports)
     . Functional Sign-offs as appropriate
     . Milestone plan and accountabilities
     . The controlling and monitoring process and resources required.
     . Whether a Record of the Investment will be produced
     . Timing of the Investment Review, if required
     . A unique reference number from the Business Unit

5. In order to facilitate risk assessment, the Investment Decision Procedure includes checklists covering several items under each of the following functional areas:
     . Engineering
     . Project construction
     . Health & Safety
     . HR
     . Environment
     . Legal
     . Tax
     . Insurance
     . Treasury
     . Regulation
     . IT
     . M&A
     . Corporate accounting

6. The net present value of every project is calculated using a discount rate which follows PowerGen's Board approved cost of capital and project hurdle rate framework. This framework is updated and approved by the Board annually. Project hurdle discount rates are set to include:
     . Risk adjusted cost of capital. The Capital Asset Pricing Model is used, with the "Beta" adjusted to reflect the relative riskiness of different types of project.
     . Country risk premium. A premium to the discount rate is added depending upon the inherent risk of the country where the investment is proposed. Country premia are calculated by reference to differential bond yields and Euromoney country risk tables. These tables cover political, currency and other risks.
     . Gearing premium. Discount rates are increased to reflect additional risk associated with project financed projects, depending upon the level of gearing of the project.

7. The Investment Decision Procedure requires that investments are approved in line with Powergen's delegated authority policy. The Board is required to approve all investments over a certain threshold of pounds Sterling.